April 8, 2016

Mr. Martin James
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Joy Global Inc.
Form 10-K for the Fiscal Year Ended October 30, 2015
Filed December 21, 2015
Form 10-Q for the Quarterly Period Ended January 29, 2016
Filed March 4, 2016
File No. 001-09299

Dear Mr. James;

On behalf of Joy Global Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission as set forth in the Staff’s letter dated April 1, 2016 regarding the Company’s Annual Report on Form 10-K for the year ended October 30, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarter ended January 29, 2016. Our response to the comments is set forth below following the text of the Staff’s comments, which have been reproduced below in bold for reference.

Form 10-Q for the Quarterly Period Ended January 29, 2016
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Goodwill and Other Intangible Assets, page 36

1.
We reference your response to comment 2. We also note that you performed an interim assessment of goodwill during the fiscal quarter ended January 29, 2016 for the Surface reporting unit due to the prolonged suppressed global commodity markets, its related effect on the global mining investment environment and the resulting impact on your stock price. As a result of the assessment, you determined that goodwill was not impaired. However, it appears that the Surface reporting unit may have a material amount of goodwill “at risk” of failing a future Step 1 impairment test. In future filings, please disclose the percentage by which the fair value of the “at risk” reporting unit exceeds its carrying amount at the date of the last impairment test. Please also include any additional information that may be useful to investors in assessing the likelihood of future impairment to goodwill for the at risk segment.

Company Response:

The Company acknowledges the Staff’s comment and confirms that in future filings we will disclose the percentage by which the fair value of the “at risk” reporting unit exceeds its carrying amount at the date of the last impairment test. We will also disclose, to the extent that it is material, any additional information that may be useful to investors in assessing the likelihood of future impairment to goodwill for the “at risk” segment.

We believe the foregoing is responsive to the Staff’s comments. Please feel free to contact Matt Kulasa, Vice President Controller and Chief Accounting Officer at 414-670-9022 or me at 414-319-8509 if you have any questions or need further information.

Sincerely,

/s/ James S. Sullivan
Chief Financial Officer
Joy Global Inc.